Mail Stop 6010	April 3, 2006

Mr. Charles Godels
President
Avalon Development Enterprises, Inc.
770 First Avenue North
St. Petersburg, Florida  33701

Re:	Avalon Development Enterprises, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2,
		filed March 24, 2006
	File No. 333-130937

Dear Mr. Godels:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 2 and that you deleted
your statement that Mr. Godels has been "involved" in many
property
acquisitions as a CPA. Our comment concerns whether it is appropriate for you to conclude that you have a "proven background of property acquisition demonstrated by our officers and
directors...."
Since you have not provided supplemental support concerning the statement regarding a proven background, you should revise your disclosure to delete this statement.

Risk Factors

(2) We may not be able to fully implement our business plan due to our limited experience in commercial building maintenance and cleaning, page 2

2. We note your response to our prior comment 7 and your added disclosure that your revenue in 2005 was from your cleaning services.
You still make the statement that, "None of our revenue is from related entities" in this risk factor. Because your rental income to date was from a related party, please delete this statement. Please also revise your disclosure to state that you have no revenue to date for maintenance services.

(3) We Have Generated Minimal Profits Since Inception . . . .Pages
2-
3

3. We note your response to our prior comment 9 and reissue that comment in part. Please revise to disclose that Mr. Godels also owns
50% of the equity of Godels, Solomon Barber, & Company L.L.C. Please also disclose this elsewhere in the prospectus where you discuss any transactions between the company and Godels, Solomon Barber, & Company L.L.C.

(5) Our Competitors Have Greater Financial Resources than We Do .
.. .
.. Page

4. We note your response to our prior comment 10 and reissue that comment in part. Please provide a detailed and robust discussion of
Mr. Godels experience of commercial building leasing in the business section of the prospectus.

(6) There are Relationships . . . . Page 4

5. We note your response to our prior comment 11 and reissue that comment. Please explain what you mean by properties that "exceed what we have established as our target market."

6. We note your statement that you "believe [Mr. Godels`] contacts are in the real estate industry, mortgage brokerage industry as well as banking." It is unclear to us why you would not definitely know where these contacts exist. Please explain or revise to delete the reference to "believe."

(8) We Have No Set Minimum of Shares . . . . Page 4

7. Please revise this risk factor subheading so that it reflects the risk discussed in the text.


Business

8. We note your response to our prior comment 13 and your revised disclosure that Mr. Godels has one key relationship in the banking industry and in excess of 500 other professional contacts. Please provide us your analysis, on a supplemental basis, as to why the identity of this one key contact in the banking industry is not material information and should not be disclosed in the prospectus.

9. We note your response to our prior comment 18 and reissue that comment in part. Regarding the sale of shares on the date you transferred the property, please disclose the aggregate number of shares sold and the aggregate proceeds received. Also, please explain what you mean by additional paid in capital of $102.

10. We note your response to our prior comment 21 and your revised disclosure in the Certain Relationships and Related Transactions section that the $400,000 valuation was determined by Mr. Godels. Please revise your disclosure in this section as well to clarify that the $400,000 valuation was determined by Mr. Godels.

11. We note your response to our prior comments 22 and 23. You state that when the building was transferred, Godels Solomon Barber & Company, L.L.C. moved its offices to a new location at 5113 Central
Avenue, St. Petersburg, Florida and that you relocated your office to the same building. Did the move to 5113 Central Avenue occur on August 2, 2004 when you transferred the 770 1st Avenue property to Bahia Shores? When you filed the original prospectus on January 9,
2006, your disclosure indicated that your office is located at 770 1st Avenue. Please explain. Your disclosure should provide dates and a clear explanation.

12. We note your response to our prior comment 25 and reissue that comment. You still have not provided a robust discussion of how your
President customizes financial strategies for clients through the use of real estate.

13. Please clarify what you mean by the statement, "None of his relationships could be considered to be private and not available to the general public at large."

Management`s Discussion and Analysis of Financial Condition and
Plan
of Operations

Results of Operations

General, page 22

14. We note your response to comment 27. In the paragraph that immediately precedes "Table 6.0 Revenues, Expenditures and Net Income" on page 24 you make the following statement, "our revenues since January 1, 2003 have been generated from rental income." This statement does not appear to agree with your current revenue streams and other discussions. Please revise it to more accurately describe your current operations.

Liquidity and Capital Resources, page 27

15. We note your response to our prior comment 28. Please revise your disclosure to state that it is your belief that the real estate market trend has shown a steady increase in both the demand for such buildings and the rate at which such buildings are appreciating in value.

Financial Statements - December 31, 2005

Note F - Earnings per Common Share, page F-8

16. We note your response to comment 32 and the changes that you have made to the December 31, 2004 financial statements. However, all references and disclosures that include per share amounts should reflect the restated share amounts. Specifically these include:
* the shares outstanding in the balance sheet for 2003;
* the EPS in the income statement for 2004 and 2003;
* the amounts disclosed in the statement of shareholders` equity for
2005, 2004, and 2003 as of the beginning of each period not at the end per your current presentation;
* all EPS and share amounts disclosed in Note F for 2005, Note G for
2004, and Note F for 2003;
* and Note G for 2005 should make it clear that all of these amounts have been retroactively restated to reflect this stock split similar to Note H for 2004, and a similar note should be added to 2003.

Financial Statements - December 31, 2004

Note F - Fixed Asset Dispositions, page F-15

17. We note your response to comment 33. We are unable to locate the revised disclosures that discuss the circumstances that led to the transfer of the property as well as the impact that this transfer will have on your operations in the notes to financial statements. Please revise your presentation to include this information or provide a page reference to us of where to find this disclosure.

*	*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc: 	Diane J. Harrison, Esquire
      6860 Gulfport Blvd. South No. 162
      S. Pasadena, FL 33707

Mr. Charles Godels
April 3, 2006
Page 1